Exhibit 3.5
Translation from Hebrew.
Form of Memorandum of
Assocation — subject to
shareholder approval
Company Limited by Shares
Memorandum of Association
of
GAZIT-GLOBE LTD.
1.	The Company’s name is:

In Hebrew:

In English: GAZIT-GLOBE LTD.

2.	The object of the Company is to engage in any legal activity.

3.	The members’ liability is limited.

4.	The Company’s share capital is NIS 500 million, divided into 500 million Ordinary Shares of NIS 1 nominal value each.

5.	The general meeting may, from time to time, by an ordinary resolution, increase the authorized share capital by creating new shares, of an existing class or of a new class. The increase will be in such an amount and will be divided into shares of such a nominal value and with such terms, rights and restrictions as shall be prescribed in the resolution pertaining to the creation of the shares. For this purpose, an “ordinary resolution” means — a resolution, whose adoption received favorable votes from shareholders present in person or voting by proxy, who hold shares that confer on them more than 50% (fifty percent) of the voting power of all the shares held by those present at the meeting and voting on that resolution, either in person or through a proxy.